                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                     Wandel & Goltermann Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    193369210
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                                 (CUSIP Number)

                                   Rolf Schmid
                    Managing Director-Finance and Controlling
                   Wandel & Goltermann Management Holding GmbH
                                Box 1262, D-72795
                    Eningen u.A., Federal Republic of Germany
                          Tel No.: 011 49 7121 86-1708
 (Name, Address and Telephone Number of Person Authorized to Receive
--------------------------------------------------------------------------------
                          Notices and Communications)

                                 March 28, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 30 Pages)

----------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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CUSIP No.  193369210                        Page    2     of     30    Pages
           ----------------                       -----        ------
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1        NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WANDEL & GOLTERMANN MANAGEMENT HOLDING GMBH
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [ ]
                                                                      (B) [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         WC OR 00 OR BK
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]


------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         FEDERAL REPUBLIC OF GERMANY
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                          7     SOLE VOTING POWER

                                3,285,600
       Number of          ----------------------------------------------------
         Shares           8     SHARED VOTING POWER
      Beneficially
        Owned by
          Each            ----------------------------------------------------
       Reporting          9     SOLE DISPOSITIVE POWER
         Person
          With                  3,285,600
                          ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER



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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,285,600

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62.1%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  193369210                                Page   3   of   30    Pages
           ---------                                     -----     -----

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4 to Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Wandel & Goltermann Technologies, Inc. (the "Issuer"). Items 3, 4 and 7 of the Schedule 13D filed by Wandel & Goltermann Management Holding GmbH ("WG Holding" or the "Reporting Person"), as previously amended, are further amended as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change except for the deletion and replacement of the third paragraph of Item 3 with the following:

                  The responses to Item 4 are incorporated herein by this reference. The funds needed by the Reporting Person to acquire all of the shares of the Issuer not owned by the Reporting Person if the transaction contemplated by the Proposed Merger (as defined in the response to Item 4 hereof) is consummated will aggregate to approximately $32 million, and will be obtained from the Reporting Person's and the Issuer's working capital and from advances under existing credit facilities of the Reporting Person with a syndicate of banks for which Commerzbank AG, Frankfurt, Germany, serves as agent bank and, to the extent funds are available thereunder, from advances under an existing unsecured line of credit facility of the Issuer with First Union National Bank.

ITEM 4.  PURPOSE OF THE TRANSACTION

         No change except for the addition of the following paragraphs as the last two paragraphs of Item 4:

                  On March 28, 1998, the Board of Directors of the Issuer unanimously approved an Agreement and Plan of Merger (the "Merger Agreement") among the Issuer, WG Holding and WG Merger Corp., a wholly owned subsidiary of WG Holding, pursuant to which WG Merger Corp. will be merged into the Issuer and each share of the outstanding Common Stock (other than shares owned by WG Holding) will be converted into the right to receive $15.90 in cash (the "Proposed Merger"). Thereafter, the Issuer, WG Holding and WG Merger Corp. executed the Merger Agreement, a copy of which has been filed as an exhibit hereto, which Merger Agreement is incorporated in this Item by this reference.

                  Completion of the Proposed Merger is subject to certain conditions, including approval of the Merger Agreement by the Issuer's shareholders at a special meeting. The Issuer anticipates that the special meeting will be held in June or July 1998. Approval of the Merger Agreement at the special meeting will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. WG Holding has informed the Issuer that WG Holding intends to vote its shares in favor of the Merger Agreement.


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CUSIP No.  193369210                          Page    4     of     30    Pages
           ----------------                         -----        ------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed as part of this Schedule 13D:

                  Exhibit 4 - Agreement and Plan of Merger dated as of March 28, 1998 between Wandel & Goltermann Technologies, Inc., Wandel & Goltermann Management Holding GmbH and WG Merger Corp.


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CUSIP No.  193369210                          Page    5     of     30    Pages
           ----------------                         -----        ------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   March 31, 1998             WANDEL & GOLTERMANN MANAGEMENT
         --------------             HOLDING GMBH



                                    By:  /s/ Rolf Schmid
                                       ------------------------------------
                                         Rolf Schmid, Managing Director and
                                         Chief Financial Officer